

March 30, 2011

Ralph Montrone
Chief Executive Officer
Trail One, Inc.
1844 South West
Salt Lake City, UT 84104

> **Re:** **Trail One, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed on March 16, 2011**
> **File No. 333-170781**

Dear Mr. Montrone:

We have reviewed your responses to the comments in our letter dated February 3, 2011 and have the following additional comments.

General

1. Please revise to include pages 1 through 5 as your page numbers currently begin on page 6. In addition, please update the reference to the risk factors section on the prospectus cover page.

Registration Statement Cover Page

Calculation of Registration Fee Table

2. It appears that the Amount of Registration Fee of $.45 was calculated using a different rate than the rate of $71.30 per million dollars that was in effect at the time of the initial filing of this registration statement. Please advise or revise your fee table accordingly.

3. Additionally, it appears that you are determining the registration fee pursuant to Rule 457(a) as opposed to Rule 457(o). Please advise or revise your fee table accordingly.

Prospectus Summary, page 6

General Introduction, page 6

4. We note your response to our prior comment one and reissue our comment in part. Please advise how you intend to market to the wholesale market when you will not produce any license plate tags until you have sold the product to an end user. In addition,

please clarify what product will actually be sold to the wholesale customers and at what price.

5. We note your response to our prior comment two and reissue our comment in part. You disclose on pages 6, 22 and 28 that your monthly burn rate is $1,000. We also note your disclosure on pages 6, 15, and 27 where you state that your monthly burn rate is $43,958 during the first fiscal year, 10,000 during six months, and $4,000 per month, respectively. Please revise your disclosure for consistency or advise.

6. We note your disclosure in the third to last paragraph of this section that you plan to raise capital to fund your business through equity security sales. This disclosure appears to conflict with your disclosure in the last paragraph of the Business Development section that you plan to raise money through debt instruments or private financing. Please advise or revise your disclosure for consistency here and elsewhere in the registration statement as applicable. Additionally, please revise your disclosure to clarify that there is no guarantee you will be able to raise funds through equity security sales and that you have no agreements in place to raise money through debt instruments or private financing here and throughout your registration statement as applicable.

Business Development, page 7

Subsequent Sales Strategy, page 7

7. We note your response to our prior comment five and reissue our comment in part. Please revise the first paragraph of this section to remove all marketing language. We note, for example, "our product offers a very high rate of exclusivity," "high end automobile enthusiast, including middle to high income earning individuals in the public section," "high end retailers," "high end catalog companies that cater specifically to the elite/rich & famous clientele," and "our product to be distinguished, exclusive and refined." Please revise similar disclosure on pages 23 and 32 of your filing.

8. We note your response to our prior comment seven. Because you state that you have no agreements in place to advertise with SEMA, International Auto Show, World of Wheels–Indianapolis, or DUB Auto Show Tour, please remove references to these entities on pages 7, 23 and 32.

Risk Factors, page 8

9. Please revise the second sentence of this paragraph to clarify which risks and uncertainties are "described below" and the third sentence of this section to clarify "any of the following risks." Additionally, please revise the last sentence of this section to clarify that all known material risks are discussed in the Risk Factors section.

Risk Factors, page 11

We Require Additional Capital Which We May Be Unable To Raise, page 11

10. We note your response to our prior comment eight. Please also reconcile your disclosure here that you will require approximately $95,000 with your disclosure in the Prospectus Summary, Management's Discussion and Analysis of Financial Condition and Results of Operations and Plan of Operation sections that you will require $75,000 in funds. Additionally, please clarify where you accounted for the cost of $10,000 for development of relationships with strategic business partners that appears on page 15. Similarly, revise your disclosure to clarify what is included in "regulatory processes" and disclose the applicable cost or advise.

11. We note your disclosure in this risk factor that you have spent approximately $18,000 through December 31, 2010 and in the eighth paragraph on page 29 that you estimate the costs to register the 8,000,000 shares of common stock at $18,000. We also note your disclosure in the Operating Expenses paragraph on page 25 and the last full paragraph on page 26 in which it appears you have spent more than $18,000 through December 31, 2010. Please advise or revise your disclosure for consistency.

12. Please also revise this risk factor to clarify whether you have any agreements in place with any investment bankers or potential investors to provide you with any financing. Additionally, please revise your disclosure to explain what is meant by negotiating "the best transaction possible."

In the event that we issue convertible preferred stock, page 12

13. Please revise this risk factor to place the title in all capital letters to conform with the titles of the other risk factors in this section. Additionally, please revise this risk factor to state that, if true, substantial dilution can occur to existing shareholders if convertible debentures are issued without a limit on the number of shares that can be issued upon conversion and the price of your common stock decreases.

Special Note Regarding Forward-Looking Statements, page 17

14. While we note your response to our prior comment nine, it still appears that there is disclosure in this section that is not applicable to your filing. We note, for example, "information contained in this report, including in the documents incorporated by reference into this report," "their management's expectations," "in this report," "potential effects on the parties and the transaction" and "beyond the parties' control." Please revise or advise.

Management's Discussion and Analysis of Financial Condition and Result of Operations, page 21

General Overview; Nature of Business, page 21

15. We note your response to our prior comment 14. However, please also revise your disclosure on page 26 that you may have to reduce expenses, including officer's compensation, if you are unable to achieve profitable operations in the near term.

16. While we note your response to our prior comment 15, it still appears that you have disclosure indicating that you will provide services. Please revise your disclosure on pages 14, 22 and 27 to delete references to "services" or advise. Please also revise your disclosure on page 14 to clarify what is meant by "approved advertising applicants."

17. We note your disclosure in the sixth paragraph of this section that you will provide an internet site in March 2011 for customers to purchase automobile license plate tags. Please revise your disclosure to update the status of this website.

Results of Operations, page 25

Interest Expenses, page 25

18. We note your disclosure that you have paid $13 in interest on loans received from Mr. Montrone. Please advise whether you have a written agreement, such as a promissory note, in place with Mr. Montrone for this loan and the amount of interest to be paid upon this loan. If so, please file this agreement as an exhibit to your registration statement.

Liquidity and Capital Resources, page 26

Satisfaction of Our Cash Obligations for the Next Twelve Months, page 28

19. Please revise the first paragraph of this section to provide your cash balance as of a more recent date than November 30, 2009.

Plan of Operation, page 29

20. We note your response to our prior comment 16 and reissue our comment. Please revise your plan of operation section to include the description of your business plan that currently appears in the description of business section on page 30. In addition, please describe your plan of operation in more detail here and in the Management's Discussion and Analysis of Financial Condition and Results of Operations section. For example, please revise to indicate when you plan to begin producing the tags. In doing this, discuss each specific step you intend to take to begin producing the tags and your intended sources and uses of funds. Provide timeframes and quantified estimates of these

amounts for each step in producing the tags and discuss what marketing methods you intend to focus on. Also indicate what your priorities in the use of funds are if you do not obtain the full amount required to finance your operations.

21. While we note your response to our prior comment 18, please revise your disclosure on page 29 to clarify how the $24,000 to $30,000 cost estimate is calculated. Please also revise your disclosure on pages 22 and 29 to delete statements that your marketing costs will be minimal or advise.

Subsequent Sales Strategy, page 32

22. Please revise the last paragraph of this section to provide your working capital as of December 31, 2010. Additionally, please revise this paragraph to clarify that, of the entire $75,000 of additional capital you will seek, only $35,000 initially will be used for marketing materials or advise.

Experienced Management, page 33

23. We note your response to our prior comment 21 and reissue. Please delete the term "successful track record of its management" or please provide support for this statement.

Niche Industry, page 34

24. We note your response to our prior comment 23 and reissue our comment. It is unclear from your disclosure what your niche is. Please revise your disclosure to provide sufficient information about the niche market within your industry or advise. In addition, please provide support for your statements that "no one else makes anything even close to our product" and your product is "geared only to those who can afford to be extravagant in showing off their vehicles in a way that most people are unable to do and thus have a market unto ourselves" or please delete.

Employees, page 34

25. We note your response to our prior comment 25. Please revise your registration statement to disclose what will be considered "sufficient funding" for Mr. Montrone to begin to devote 40 hours per week to your company. Please also revise your registration statement to disclose what salary Mr. Montrone will receive once he begins to devote 40 hours per week to your company. In this regard we note your disclosure in the first full paragraph on page 37 that you will not pay any compensation until your operations generate sufficient cash flow.

Ralph Montrone
Trail One, Inc.
March 30, 2011
Page 6

Interest of Management and Others in Certain Transactions, page 38

26. We note your response to our prior comment 26 and reissue our comment. Please
provide the disclosure required by Item 404(a) of Regulation S-K for the "transaction
described above" in this section. If there were no transactions, please delete the reference
to the "transaction described above" from this section.

Exhibit 5.1

27. We note your response to our prior comment 29 and reissue our comment. Please revise
the legal opinion to reference "Form S-1 filed on November 23, 2010, as amended."

28. We note your response to our prior comment 30 and reissue. Please revise your opinion
to provide the correct address for Trail One, Inc.

29. Please also revise the RE: line of the opinion to refer to the current amendment to the
registration statement and confirm you will update this line with each future amendment
filed to this registration statement or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
filing effective, it does not foreclose the Commission from taking any action with respect
to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
declaring the filing effective, does not relieve the company from its full responsibility for
the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
defense in any proceeding initiated by the Commission or any person under the federal
securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under

the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Patrick Kuhn at (202) 551-3308 or Lynwood Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Bryan at (202) 551- 3601 or me at (202) 551-3574 with any other questions.

Sincerely,

Julie F. Rizzo
Attorney-Advisor

cc (via fax):   Leo J. Moriarty
                 (714) 316-1306